SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25
Commission File Number   005-82677

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR
For Period Ended: March 31, 2008
☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐Transition Report on Form 11-K
For Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  Part I of Form 10-QSB.

PART I
REGISTRANT INFORMATION

Full name of registrant:  Immunosyn Corporation
Former name if applicable:  _______________________________________________________________

Address of principal executive office (Street and number):  4225 Executive Square, Suite 260
City, state and zip code:  La Jolla, California  92037

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Immunosyn Corporation is seeking the extension due to its inability to complete the unaudited financial statements for the fiscal quarter ended March 31, 2008 in a timely manner as a result of not having received comments from its independent certified public accountant thereon.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:  Sarah Hewitt, Esq., (212) 603-6578.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes   ☒ No
If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Immunosyn Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2008	By:	/s/ Douglas McClain Jr.
Douglas McClain Jr. Chief Financial and Accounting Officer